Filed by Guidant Corporation pursuant to Rule 425 under the
                Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                           Subject Company: Guidant Corporation
                             Subject Company's Exchange Act File No.: 001-13388


         Guidant and Johnson & Johnson have filed with the Securities and Exchange Commission a definitive proxy statement/prospectus and other documents regarding the proposed merger between Guidant Corporation and Johnson & Johnson. This proxy statement/prospectus will be sent to all security holders of Guidant Corporation seeking their approval of the transaction. Investors are urged to read the proxy statement/prospectus, which contains important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC's website, www.sec.gov , or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention:
Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129,
Attention: Investor Relations.

         Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised proxy/prospectus statement.

         The following is a press release issued December 28, 2005.

                                      ###


Johnson & Johnson                          Guidant
-----------------                          -------
Media Contact:                             Media Contact:
Jeffrey J. Leebaw 732-524-3350             Steve Tragash     317-971-2031

Investor Contacts:                         Investor Contacts:
Louise Mehrotra   732-524-6491             Andy Rieth        317-971-2061
Stan Panasewicz   732-524-2524             Doug Hughes       317-971-2039

     Johnson & Johnson and Guidant Corporation Proposed Merger Registration
                         Statement Declared Effective
                   - Shareholders to Vote January 31, 2006 -

NEW BRUNSWICK, N.J. and INDIANAPOLIS, December 28, 2005 -- Johnson & Johnson (NYSE: JNJ) and Guidant Corporation (NYSE: GDT) today announced that the Securities and Exchange Commission has declared effective the S-4 Registration Statement concerning the amended and restated agreement and plan of merger between them. The Proxy Statement/Prospectus contained in the registration statement will be mailed to Guidant shareholders of record as of December 8, 2005.

The merger is subject to the approval of Guidant shareholders, who will vote at a special meeting in Indianapolis, Indiana, on January 31, 2006.

Johnson & Johnson is the world's most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical and medical devices and diagnostics markets. The more than 200 Johnson & Johnson operating companies employ approximately 115,000 men and women in 57 countries and sell products throughout the world. For more information, visit www.jnj.com.

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to millions of cardiac and vascular patients worldwide. Guidant develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life's most threatening medical conditions. For more information, visit www.guidant.com.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Companies' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99(b) of the Johnson & Johnson Annual Report on Form 10-K for the fiscal year ended January 2, 2005, the Guidant Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and subsequent filings on Forms 10-Q and Form 8-K. Copies of these Forms 10-K, as well as subsequent filings, are available online at www.sec.gov or on request from the respective companies. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

Guidant and Johnson & Johnson have filed with the Securities and Exchange Commission a definitive proxy statement/prospectus and other documents regarding the proposed merger described in this press release. This proxy statement/prospectus will be sent to all security holders of Guidant Corporation seeking their approval of the transaction. Investors are urged to read the proxy statement/prospectus, which contains important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC's website, www.sec.gov , or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention:
Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129,
Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised proxy/prospectus statement.

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